Exhibit 99.1

Anghami Inc.
an exempted company incorporated in the Cayman Islands with registration No. 372207
PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands
(the “Company”, “we”, “us” and “our”)

To: the shareholders of the Company

10 July 2025

Dear Shareholder

You are cordially invited to attend an extraordinary general meeting of the shareholders of the Company, to be held by teleconference call originating from 16th Floor, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates, on 16 July 2025 at 9:00 a.m. (Eastern Daylight Time), or as soon as practicable thereafter, for the purposes set out below (the “Meeting”).

The purpose of the Meeting is to allow the Company’s board of directors (the “Board”) to effect a reverse stock split of the Company’s ordinary shares and warrants at a ratio of 1-for-10 (the “Reverse Stock Split”).

The Reverse Stock Split is intended to enable the Company to restore its compliance with Nasdaq Listing Rule 5550(a)(2), which requires that the Company’s ordinary shares maintain a minimum bid price of US$1.00 per share on an ongoing basis in order to remain listed on the Nasdaq Capital Market.

Holders of record of the Company’s issued shares at the close of business (Eastern Daylight Time) on 10 July 2025 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements of the Meeting.

As of the date hereof, OSN+, a shareholder of the Company, holds 36,985,507 ordinary shares of the Company, which represent 55.295% of the issued and outstanding ordinary shares of the Company. Accordingly, the vote of OSN+ will control the outcome of the Reverse Stock Split election and OSN+ can approve or disapprove the vote in its sole discretion. The Board believes that OSN+ will vote in favour of the Reverse Stock Split.

The Board considers that the Reverse Stock Split is in the best commercial interests of the Company and its shareholders as a whole. It is the unanimous recommendation of the Board that shareholders vote FOR the Reverse Stock Split.

A formal Notice of Meeting is included herein, together with the form of proxy in relation to the Meeting.

Thank you for your participation. We look forward to your continued support.

Sincerely

/s/ Elias Habib

Elias Habib
Chief Executive Officer and Director
for and on behalf of the Board of Directors of
Anghami Inc.

Anghami Inc.
an exempted company incorporated in the Cayman Islands with registration No. 372207
PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands
(the “Company”)

NOTICE
of an extraordinary general meeting of the shareholders of the Company

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of the Company will be held by teleconference call originating from 16th Floor, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates, on 16 July 2025 at 9:00 a.m. (Eastern Daylight Time), or as soon as practicable thereafter, for the purposes set out below (the “Meeting”). Capitalized terms used in this Notice and not otherwise defined herein shall have the meanings given to them in the Memorandum and Articles of Association of the Company. Dial-in details are being provided together with this Notice. A shareholder of record as the close of business on Nasdaq Capital Market on 10 July 2025 shall be entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournments or postponements of the Meeting. A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of himself or herself. A proxy may, but need not, be a shareholder themselves. A form of proxy is provided with this Notice.

PURPOSE OF THE MEETING: The purpose of the Meeting is to allow the Company’s board of directors (the “Board”) to effect a reverse stock split of the Company’s shares, warrants and other convertible securities at a ratio of 1-for-10 (the “Reverse Stock Split”). The Reverse Stock Split is intended to enable the Company to restore its compliance with Nasdaq Listing Rule 5550(a)(2), which requires that the Company’s ordinary shares maintain a minimum bid price of US$1.00 per share on an ongoing basis in order to remain listed on the Nasdaq Capital Market.

As of the date hereof, OSN+, a shareholder of the Company, holds 36,985,507 ordinary shares of the Company, which represent 55.295% of the issued and outstanding ordinary shares of the Company. Accordingly, the vote of OSN+ will control the outcome of the Reverse Stock Split election and OSN+ can approve or disapprove the vote in its sole discretion. The Board believes that OSN+ will vote in favour of the Reverse Stock Split.

In the event the Reverse Stock Split proceeds, the exercise price of the Company’s outstanding warrants will, in accordance with their terms, be proportionally adjusted from $11.50 to $115.00 each. Similarly, the conversion price of any outstanding convertible notes of the company shall be proportionally adjusted.

The Board considers that the Reverse Stock Split is in the best commercial interests of the Company and its shareholders as a whole. It is the unanimous recommendation of the Board that shareholders vote FOR the Reverse Stock Split.

REVERSE STOCK SPLIT PROPOSAL

Background

Nasdaq Minimum Bid Price Requirement

Because our ordinary shares and warrants are listed on the Nasdaq Capital Market under the trading symbols “ANGH” and “ANGHW”, respectively, we are subject to certain qualitative listing standards. In particular, Nasdaq Listing Rule 5550(a)(2) requires that our ordinary shares maintain a minimum closing bid price of $1.00 per share on an ongoing basis (the “Minimum Bid Price Requirement”).

As previously disclosed, on August 19, 2024, the Company received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company had failed to comply with Nasdaq Rule 5450(a)(1), as the Company’s closing bid price for its ordinary shares was below $1.00 per share for the last 32 consecutive business days. Nasdaq Rule 5450(a)(1) provided the Company with a period of 180 calendar days to regain compliance and continue its listing on the Nasdaq Global Market. Specifically, the Company had until February 17, 2025 to achieve a minimum bid price of at least $1.00 per share for at least 10 consecutive business days.

As previously announced on February 20, 2025, the Company received approval from Nasdaq to transfer its listing from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer, the Company received an extension of the deadline to regain compliance until August 18, 2025. Pursuant to Nasdaq Rule 5550(a)(2), the Company must achieve a minimum bid price of at least $1.00 per share for at least 10 consecutive business days to regain compliance and continue its listing on the Nasdaq Capital Market. Thus, the Company must complete the Reverse Split at least 10 business days prior to the August 18, 2025 deadline, or it will otherwise risk being delisted from the Nasdaq Capital Market.

Rationale for Increasing/Maintaining Market Price

Our maintenance of a share price that is comfortably above the $1.00 minimum bid price level is a key strategic interest of ours. In order to remedy a violation of Nasdaq’s Minimum Bid Price Requirement, prior to the date of the extraordinary general meeting, we are proposing to our shareholders to approve, at the meeting, a reverse share split at a set ratio of 1-for-10, which should have the immediate impact of boosting the bid price per share by a proportionate ratio, due to the deemed relatively higher value attributable to each ordinary share following such a reverse split.

Vote Required for Approval

The approval of the Reverse Stock Split Proposal requires the affirmative vote of an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the Company’s shareholders as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, and includes a unanimous written resolution.

As of the date hereof, OSN+, a shareholder of the Company, holds 36,985,507 ordinary shares of the Company, which represent 55.295% of the issued and outstanding ordinary shares of the Company. Accordingly, the vote of OSN+ will control the outcome of the Reverse Stock Split election and OSN+ can approve or disapprove the vote in its sole discretion. The Board believes that OSN+ will vote in favour of the Reverse Stock Split.

Impact of Reverse Share Split on Our Ordinary Shares, Warrants and other Convertible Securities

One principal effect of the reverse share split under any possible ratios at which it would be carried out would be to decrease the number of our issued and outstanding ordinary shares. Except for de minimis adjustments that may result from the treatment of fractional shares as described below, the reverse split will not have any dilutive effect on our shareholders since each shareholder would hold the same percentage of our ordinary shares outstanding immediately following the reverse split as such shareholder held immediately prior to the reverse split. Voting and other rights that accompany the ordinary shares would not be affected by the reverse split. In addition, any convertible securities or warrants would have their conversion price or exercise price proportionately adjusted based on the reverse split in accordance with their terms

The reverse split will not have any dilutive effect on our shareholders. In addition, the proportion of shares owned by our shareholders relative to the number of shares authorized for issuance will remain the same because the authorized number of our ordinary shares will be decreased in proportion to the ratio of 1-for-10 at the effective time of the reverse split, as the case may be. The remaining authorized shares may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, and/or establishing strategic relationships with other companies. We do not currently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purposes.

Implementation of Reverse Share Split

The Board intends to effect a reverse share split pursuant to the Reverse Stock Split Proposal, if that proposal is approved, only if the Board believes that a decrease in the number of ordinary shares outstanding is likely to improve the trading price of our ordinary shares, and if needed in order to restore compliance with the Minimum Bid Price Requirement and only if the implementation of a reverse share split is determined by the Board to be in the best interests of the Company and its shareholders.

The Board believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval to effect a reverse share split of all the Company’s issued and outstanding ordinary shares and warrants at a ratio of 1-for-10. Assuming shareholder approval of the Reverse Stock Split Proposal, on the effective date of the reverse share split, all of the Company’s issued and unissued ordinary shares will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new ordinary shares in accordance with the reverse share split ratio. If the shareholders approve the Reverse Stock Split Proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to effect a reverse share split at the approved ratio any time after the approval of the shareholders.

The Board reserves its right to elect not to proceed, and abandon, the reverse share split if it determines, in its sole discretion, that implementing such reverse share split is not in the best interests of the Company and its shareholders. We currently anticipate, however, that the Board will implement the reverse share split promptly after (and subject to) shareholder approval of the Proposal at the meeting.

We cannot assure you that, to the extent we receive a deficiency notice concerning the Minimum Bid Price Requirement prior to effecting a reverse share split, we will be able to immediately restore our compliance with that requirement through the reverse split, which would require the closing bid price of our ordinary shares to rise above $1.00 for 10 consecutive trading days. There can be no assurance that the price per share of our ordinary shares immediately after a reverse share split will increase proportionately to that reverse share split, or that any increase will be sustained for any period of time. We cannot guarantee that if we do remedy any deficiency in complying with the Minimum Bid Price Requirement, that we will thereafter maintain that compliance. We also cannot assure you that an active and liquid public market for our ordinary shares will exist or be maintained post-reverse split. Further, regardless of our compliance with the Minimum Bid Price Requirement, the listing of our shares on the Nasdaq Global Market may be halted or discontinued if we are unable to maintain compliance with any other Nasdaq continued listing requirement for any reason.

Fractional Shares

Shareholders would not receive fractional ordinary shares in connection with the reverse share split. In lieu of any fractional shares, shareholders will be cashed out and will receive cash in lieu of fractional shares.

We do not expect the reverse share split and the cash out of fractional shares to result in a significant change in the relative percentage ownership of our various shareholders.

Warrants and Convertible Securities

Any convertible securities or warrants would have their conversion price or exercise price proportionately adjusted based on the reverse split in accordance with their terms. Specifically, in the event the Reverse Stock Split proceeds, the exercise price of the Company’s outstanding warrants will, in accordance with their terms, be proportionally adjusted from $11.50 to $115.00 each. Similarly, the conversion price of any outstanding convertible notes of the company shall be proportionally adjusted.

AGENDA

1.	to appoint a chairman and secretary of the Meeting;

2.	to confirm notice and quorum;

3.	to consider, and if thought fit, to approve, as an Ordinary Resolution, that the Company effect the Reverse Stock Split, at a ratio of 1-for-10, pursuant to which, effective 11:59 p.m. (Eastern Daylight Time) on the day on which the resolution is adopted, the authorised share capital of the Company will be amended from US$215,500, divided into 2,150,000,000 ordinary shares of a par value of US$0.0001 each, and 5,000,000 preference shares of a par value of US$0.0001 each, US$215,500, divided into 215,000,000 ordinary shares of a par value of US$0.001 each, and 5,000,000 preference shares of a par value of US$0.0001 each, by:

i.	the consolidation of 66,887,128 issued ordinary shares of a par value of US$0.0001 each into 6,688,712.8 issued ordinary share of a par value of US$0.001 each; and

ii.	the consolidation of 2,083,112,872 unissued ordinary shares of a par value of US$0.0001 each into 208,311,287.2 unissued ordinary share of a par value of US$0.001 each.

4.	to consider, and if thought fit, to approve, as an Ordinary Resolution that, conditional upon the Reverse Stock Split having been approved by Ordinary Resolution, the Board be authorised to determine, at its discretion, the treatment of fractional entitlements to shares resulting from the Reverse Stock Split, and that any direction by the Board with regard thereto be approved, ratified and confirmed.

Vote Required for Approval

The approval of the Reverse Stock Split Proposal requires the affirmative vote of an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the Company’s shareholders as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, and includes a unanimous written resolution.

As of the date hereof, OSN+, a shareholder of the Company, holds 36,985,507 ordinary shares of the Company, which represent 55.295% of the issued and outstanding ordinary shares of the Company. Accordingly, the vote of OSN+ will control the outcome of the Reverse Stock Split election and OSN+ can approve or disapprove the vote in its sole discretion. The Board believes that OSN+ will vote in favour of the Reverse Stock Split.

Board Recommendation

The Board Recommends a Vote “FOR” the Reverse Stock Split Proposal.

OTHER MATTERS

The Board knows of no matters, other than those referred to in this proxy statement, which may properly come before the extraordinary general meeting or other matters incident to the conduct of the meeting. As to any item or proposal that may properly come before the meeting, it is intended that proxies will be voted in accordance with the discretion of the proxy holders.

Issued by for and on behalf of
the Board of Directors of
Anghami Inc.
Abu Dhabi, UAE, 10 July 2025

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Meeting ID: 938 9670 0123

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Meeting ID: 938 9670 0123

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